KOLDECK INC.

800 North Rainbow Blvd. Ste. 208,

Las Vegas, NV 89107

Tel. (702) 703-7133

Email: koldeck@yandex.com

October 13, 2016

Mr. Gregory Dundas

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Koldeck Inc.

       Registration Statement on Form S-1

       Filed September 22, 2016

       File No. 333-213744

Dear Mr. Dundas,

Koldeck Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated September 28, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on September 22, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

We have included the most recent interim financial statements including a balance sheet, statements of operations and cash flows.

Please direct any further comments or questions you may have to the company at koldeck@yandex.com

Thank you.

Sincerely,

/S/ Svetlana Mazur

Svetlana Mazur, President